Exhibit 12.1

NorthWestern Corporation
Computation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

	Successor Company					Predecessor Company
	Year Ended December 31,				November 1 December 31,	January 1 October 31,
	2008	2007	2006	2005	2004	2004
	(in thousands, except ratios)
Earnings
Income (loss) before income taxes	$107,822	$85,579	$63,413	$100,057	$(11,450)	$547,520
Add: Fixed charges as below	64,639	63,280	66,327	71,636	13,283	83,670
Total	172,461	148,859	129,740	171,693	1,833	631,190

Fixed Charges:
Interest charges	$63,952	$56,942	$56,016	$61,295	$11,021	$72,822
Interest on rent expense	687	6,338	10,311	10,341	2,262	10,848
Total	64,639	63,280	66,327	71,636	13,283	83,670

Ratio of earnings to fixed charges	2.67	2.35	1.96	2.40	—	7.54

Earnings to fixed charges deficit	—	—	—	—	(11,450)	—